--------------------------------------------------------------------------------
                                                              OMB APPROVAL
--------------------------------------------------------------------------------
                                                         OMB Number: 3235-0145



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    SCHEDULE 13D/A

                        Under the Securities Exchange Act of 1934
                                  (Amendment No.  2 )*


                               TNR TECHNICAL, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     872595
                                 (CUSIP Number)

        Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road,
                       Westbury, NY 11590 (516-487-1446)
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 30, 2006
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement 9. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------------------------ -------------------------------------

CUSIP No. 872595                                               Page 2 of 4 Pages
------------------------------------------ -------------------------------------


-------- -----------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Norman Thaw ###-##-####
-------- -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                             (b)
         Not applicable.
-------- -----------------------------------------------------------------------
  3      SEC USE ONLY
-------- -----------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         Personal Funds
-------- -----------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------- -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------- -----------------------------------------------------------------------
                      7        SOLE VOTING POWER
     NUMBER OF
      SHARES                      58,728
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     --------- -------------------------------------------------
                      8        SHARED VOTING POWER
                     --------- -------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                                  58,728
                     --------- -------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
-------------------- --------- -------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               58,728
----------- --------------------------------------------------------------------

  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          X

            Excludes shares beneficially owned by his children, Wayne Thaw and Mitchell Thaw.
----------- --------------------------------------------------------------------

  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               22.6%
----------- --------------------------------------------------------------------

  14        TYPE OF REPORTING PERSON*

               IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 872595                                                    Page 3 of 4

Item 1. Security and Issuer

     This statement relates to the shares of Common Stock of TNR Technical, Inc. (the "Issuer"). The Issuer's principal executive office is located at 301 Central Park Drive, Sanford, FL 32771 and its chief executive officer is Wayne Thaw, the son of Norman Thaw.

Item 2.  Identity and Background

         (a) Norman Thaw

         (b) 16601 Royal Poinciana Ct., Ft. Lauderdale, FL 33326

         (c) Director of Issuer.

         (d) Not applicable.

         (e) Not applicable.

         (f) USA

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transactions

         (a) - (j) None.

Item 5.  Interest in Securities of the Issuer

          (a) - (c) As of October 30, 2006, the Issuer had approximately 260,000 shares issued and outstanding, 58,728 shares or 22.6% of which are directly and beneficially owned by Mr. Thaw. Mr. Thaw has the sole power to vote and dispose of such shares. Mr. Thaw's beneficial ownership includes 3,500 shares held in trust for his wife which were recently inherited through the death of a family member.

          (d) - (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          Not applicable.

Item 7.   Materials to be filed as Exhibits

          Not applicable.

CUSIP No. 872595                                                     Page 3 of 4


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2006


Signature By: /s/ Norman Thaw
              ----------------
              Norman Thaw